Note: The following letter represents an exact duplicate of the March 27, 2008 letter previously submitted. The only revision is to properly change the date from March 27, 2008 to March 27, 2009.

March 27, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549-7010

Attention:  Mr. Rufus Decker, Accounting Branch Chief

RE:           Form 10-K for the fiscal year ended June 28, 2008
Form 10-Q for the period ended December 27, 2008
Definitive Proxy Statement filed September 17, 2008
File No. 1-367

Dear Mr. Decker:

We have reviewed your comment letter dated February 26, 2009 and have provided detailed responses keyed to your letter.  We will address staff comments in future filings where applicable:

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 28, 2008

1.	Comment:
General

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:
The Company notes the comment and has included the revisions in its responses.  These revisions, where appropriate, will be included in its future filings.  However, management also believes that any responses which include forward looking information must contain appropriate caveats given the unprecedented nature of the current economic downturn and we believe such caveats are prudent and responsible.

2.	Comment:
Management’s Discussion and Analysis, page 11
General

We note that accounts receivable represents approximately 19% of your total current assets as of June 28, 2008 and inventory represents approximately 44% of your total current assets as of June 28, 2008.  As such, please consider including an analysis of days sales outstanding for your accounts receivables and inventory turnover rates for each period presented along with an explanation of any material variances.  You should also discuss any significant changes in your allowance for doubtful accounts.  For example, we note that the allowance has decreased by approximately 57% from June 30, 2007 to June 28, 2008 while gross accounts receivable increased.  Such disclosure would provide investors with a better understanding of the collectability of your accounts receivables and the realizability of your inventories.  Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Response:

The Company notes the comment and proposes the following disclosure for future filings:

The Company had inventory turnover of 3.8 times and 4.3 times at June 28, 2008 and June 30 2007, respectively.  The days sales outstanding for accounts receivable were 59 days and 61 days, respectively, at June 28, 2008 and June 30, 2007.  Days in accounts payable were 62 days and 58 days, respectively, at June 28, 2008 and June 30, 2007.

Inventory increased $1.5 million in raw material and $6.6 million in finished goods from June 30, 2007 to June 28, 2008.  The raw material increase resulted from the Company’s effort to increase desired stock levels after a shortage of metal supplies during fiscal 2007.  The Company increased its finished goods to minimize stock outs and increase the level of on-time shipping during fiscal 2008.

The accounts receivable balance increased by $2.3 million with a corresponding decrease in days sales outstanding of 2 days from June 30, 2007 to June 28, 2008, primarily resulting from increased collection efforts.

Allowance for doubtful accounts decreased by $.9 million from June 30, 2007 to June 28, 2008.  The Company specifically identifies accounts at each balance sheet date that are potentially uncollectible and also estimates a percentage of accounts more than 30 days past due as potentially uncollectable.  Despite an overall increase in gross accounts receivable, the decrease in the allowance for doubtful accounts results from both a reduction in value of specifically identified accounts (primarily one account written off during fiscal 2008 for $.8 million) and accounts which are greater than 30 days past due.

The increase in accounts payable relates primarily to increased purchases commensurate with increases in sales and the timing of payments.

3. Comment:
Management’s Discussion and Analysis, page 11
General

We urge you to consider how you can further enhance your MD&A to provide additional insight about your results of your operation.  In this regard, please address the following:

•
Please discuss and correspondingly quantify whether the increases or decreases in net sales are attributable to increases in prices, increases in the volume of goods sold, or due to the introduction of new products; and

•
Where there is more than one reason for a change between periods, please expand your discussion of operating results to discuss each factor and correspondingly quantify the extent to which each factor contributed to the overall change in operating results.  For example, your gross margin increased by $10.4 million during fiscal 2008.  Your disclosures indicate that $1 million is due to better overhead absorption at certain domestic plants due to higher sales volumes and $2 million is due to better overhead absorption in the UK and Brazilian operations.  Please clarify and quantify the remaining increases and decreases.

Response:

The Company notes the comment and proposes the following disclosure for future filings:

The increase in North American sales was driven primarily by increases in volume of goods sold with a lesser impact due to increases in prices and the introduction of new products.  The increase in foreign sales was primarily driven by increases in volume of goods sold and the impact of the exchange effects noted.  Note that none of these increases in volume were driven by any particular customers.

In addition, the increase in gross margin due to higher sales worldwide (increase of $20.0 million), excluding the absorption effects at both domestic and foreign plants, amounted to $6.5 million.

4.	Comment:
Critical Accounting Policies, page 15

Please provide a robust discussion of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of pension and postretirement medical costs as well as in your determination of whether additional cash contributions to plans will need to be made.  You should discuss how sensitive your determination of pension and postretirement medical costs is to each of the significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others, including those which are more sensitive to current markets conditions.  Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.

Response:

The Company notes the comment and proposes the following disclosure for this and for future filings:

Pension and Other Post-retirement Benefit Costs
Historically, our U.S. qualified defined benefit pension plan has been appropriately funded, and remains so according to our latest estimates.  While the recent decline in plan assets may affect future funding requirements, there are no required minimum contributions before the end of fiscal 2009.  The impact of the decline in asset values will be recognized in the calculation of future net periodic benefit cost through a decrease in the expected return on assets and amortization of the asset loss over 13 years.  If the plan’s funded status drops below 90% at July 1, 2009, additional funding of the plan will be required by March 15, 2011.

Other than the discount rate, these are generally long-term assumptions and not subject to short-term market fluctuations, though they may be adjusted as warranted by structural shifts in economic or demographic outlooks, as applicable, and the long-term assumptions are reviewed annually to ensure they do not produce results inconsistent with current market conditions.  The impact of variation in the medical cost trend rates is shown above.  The long-term expected return on assets assumption affects the pension expense, and a 1% change in the assumed return would change the U.S. pension expense by approximately $1 million for fiscal year ended June 30, 2008.  The discount rate is adjusted annually based on corporate investment grade (rated AA or better) bond yields as of the measurement date.  The rate selected at June 30, 2008 is 6.75%.  A 1% change in the discount rate would change the benefit obligations for the U.S. pension and postretirement benefit plans by approximately 11% as of the end of the year, and change the service cost and interest cost by approximately $.1 million for the fiscal year ended June 30, 2009.  The changes in benefit obligations and pension expense are inversely related to changes in the discount rate.

5. Comment:
Critical Accounting Policies, page 15

You state that impairment losses related to property, plant and equipment are recorded when indicators of impairment, such as plant closures, are present.  You continually review for such impairment.  Given that property represents approximately 24% of your total assets as of June 28, 2008, please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144.  Please consider including the following:
•
Please expand your discussion on how you determine when property, plant and equipment should be tested for impairment, including what other types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•	Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144; and
•
Please discuss the significant estimates and assumptions used to determine estimated future undiscounted cash flows and fair value.  You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.

Response:

The Company notes the comment and proposes the following disclosure for future filings:

Impairment of Property Plant & Equipment
Events may occur that would adversely affect the reported value of the Company’s assets. Once per quarter, the Company looks at decreases in the market prices of long-lived assets, adverse changes in long-lived asset usage, changes in legal factors, accumulated costs significantly in excess of the expected acquisition costs and current period operating or cash flow loss in conjunction with prior or projected operating and cash flow losses of long lived assets.

For assets to be disposed of the Company accumulates the assets that will be offered for sale as a group and evaluates the group for impairment once per quarter.  Impairment for long lived assets from continuing operations are evaluated by grouping assets with liabilities at the lowest level of identifiable cash flows.

The Company may utilize a quoted current market price or the income approach to estimate the fair value of an asset depending on the current circumstances.

The Company utilizes the capital asset pricing model or the build-up method to estimate the discount rate utilized in discounting the future cash flow of the asset group.  Projections of cash flow are generated by the Company utilizing estimates from sales, operations and finance to arrive at the projected cash flows.  Sensitivity analysis is utilized to estimate potential beneficial or detrimental impacts on cash flow and discount rate from the most likely outcome derived by management.  The Company estimates that a 1% change in the discount rate would have a 3% change in cash flow.

6. Comment:

We note you have identified goodwill as a critical accounting policy.  In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please consider disclosing the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•
Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used):
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and
•	The difference between the estimated fair value and carrying value of each of your reporting units.

Response:

The Company notes the comment and proposes the following disclosure for future filings:

Goodwill Impairment
Goodwill testing is done on an annual basis at the Company’s fiscal year end.  The Company tests for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit.  Examples of events or circumstances include:

A significant adverse change in legal factors or in the business climate

An adverse action or assessment by a regulator.

Unanticipated competition.

A loss of key personnel.

A more likely than not expectation that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of.

The testing for recoverability of significant long lived asset groups under FAS 144.

Goodwill is evaluated at the reporting unit level. The income approach was used to calculate the fair value of the two reporting units, Tru-Stone and Kinemetrics.  In applying this approach, the Company utilizes discount rates, growth rates and cash flow generated in developing its forecasts.  The Company also believes that both reporting units have process and technology advantages over its competitors and considers this in its forecasts.  The Company will disclose in future filings a sensitivity analysis of these assumptions based upon reasonably likely changes.  During fiscal 2009, market conditions have caused discount and growth rates to decline.  However, as indicated in the Company’s Form 10-Q for the period ended December 27, 2008, the application of this methodology resulted in an implied fair value greater than the carrying value.  The Company does not believe there is adequate comparable company information to use the market approach for valuation.

7. Comment:
Financial Statements
Notes to the Financial Statements
Note 2.  Significant Accounting Policies
Revenue Recognition, page 25

We note that you enter into various sale incentives with your customers, including cooperative advertising.  Please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in.  For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item.  Refer to EITF 01-9.  Please also discuss in MD&A any significant estimates resulting from these arrangements.

Response:

The Company notes the comment and proposes the following disclosure for future filings:

Revenue Recognition
Cash discounts are recognized when taken by the customer.  Volume discounts, trade discounts and sales incentives are calculated and recorded at the time of sale based on an estimate considering historical data and future trends.  Cash discounts, volume discounts, trade discounts, and sales incentives are charged against sales and appear in the sales line of the Consolidated Statement of Operations.  Cooperative advertising payments made to customers are charged to advertising expense and are shown in the selling, general and administrative expenses line of the consolidated statement of operations.

MD&A
The Company does not believe additional MD&A disclosure is required as the amounts described above are not material.

8. Comment:
Advertising Costs, page 25

You state that your policy is to generally expense advertising costs as incurred unless the benefit of the advertising covers more than one quarterly period during the year.  In these cases, the cost is amortized over the course of the fiscal year.  Please disclose the types of advertising which typically covers more than one year, including whether it is direct response advertising.  Please also provide the disclosures required by paragraphs 49(b) and (d) of SOP 93-7.

Response:

The Company notes the comment and proposes the following disclosure for this and for future filings:

Advertising
Should the Company have advertising expenditures for direct response advertising, they would be amortized over the period of benefit.  For fiscal years ending June 30, 2007 and June 28, 2008 there were no expenses for direct response advertising.  In addition, all advertising costs were expensed as incurred and no such costs were amortized.

9. Comment:
Note 8.  Income Taxes, page 32

You disclose that no deferred taxes have been provided on the undistributed non-US subsidiary earnings that are considered to be permanently invested.  At June 28, 2008, the estimated amount of total unremitted earnings is $61 million.  Please also disclose the estimated amount of the unrecognized deferred tax liability related to these earnings or state that an estimate is not practicable.  Refer to paragraph 44(c) of SFAS 109.

Response:

The Company notes the comment.  The Company has not disclosed the total amount of the unrecognized deferred taxes related to these earnings since this is not practical as this would involve an extensive study requiring the Company to go back many years to calculate the earnings and profits for a number of foreign subsidiaries.  With the Company having no plans to remit these earnings, the Company has not done this calculation at this time.

10.  Comment:
Note 13.  Operating Data.  page 43

The description of your products provided on page 3 indicates that you sell a broad range of products.  In this regard, please provide the disclosures required by paragraph 37 of SFAS 131 for each product or group of similar products.  Please also discuss any trends related to the sales of these products in MD&A.

Response:

The Company notes the comment.  As it has been noted, page 3 of Form 10-K provides a detailed description of various products.  However, as described more fully below in the response to Comment 12, the Company’s operating units each produce products that are complementary and in many cases the same products are produced in more than one of the plants as discussed below in our response to Comment 12.  Since each of these operating units sells various products through industrial, hardware and construction channels, it is impractical to identify the third party revenues of the diversified products derived from the end-user customer. Therefore, under the Company’s current management focus on each individual operating unit, information on the end-user of products is not a high priority nor is it readily available.  Therefore it is not practical to provide such information.  This disclosure is consistent with the provisions of paragraph 37 of SFAS131.

11. Comment:

Please provide the disclosures regarding your significant customers as required by paragraph 39 of SFAS 131.

Response:

Significant Customers
The Company does not have any significant customers that contribute greater than 10% of the Company’s revenue.

12. Comment:

Please clearly disclose how you determine your reportable segments, including if you aggregate operating segments.  Refer to paragraph 26 of SFAS 131.

Response:

The Company notes the comment.  The Company has (and is managed through) nine manufacturing plants or reporting units, which are in Scotland, Brazil, Athol, MA, Cleveland, OH, Mt. Airy, NC, China, Waite Park, MN, Laguna Hills, CA, and the Dominican Republic.  Internal operating statements used by the chief operating decision maker (the CEO) are prepared on the basis of the operating results of each of these units, and the Company believes these reporting units meet the aggregation criteria of SFAS 131.

The Company has concluded that its principal units (North America, Scotland and Brazil) have similar economic characteristics and therefore similar long-term financial prospects because they operate in worldwide markets, produce the same or similar finished products in the same or similar way, generate gross margins in the 27% to 33% range, have return on equity in the 7% to 8% range, and sell through distribution as opposed to directly to the end user of the product.  Because the units may operate in different countries, the economic climate in each country may affect the short-term results of each unit differently, but over the long run, the units are expected to operate similarly and generate similar returns.  The following table presents approximate average margins and returns on equity of the Company’s three major units over the past 5 years.

PAST 5 YEAR AVERAGE	NORTH AMERICA	SCOTLAND	BRAZIL
Gross Margin (approx.)	29%	27%	33%
Return on Equity (approx.)	7%	7%	8%

Other reporting unit similarities include:
a.
All the Company’s units produce tools and related products used primarily by the metal-working and construction trades.  These include rules and tape measures, levels, dial indicators, band saw and holesaw blades, gage blocks, ground flat stock, granite surface plates, micrometers and calipers, etc.  All the Company’s products are included in a single catalogue regardless where manufactured.  Many of the Company’s products are produced at more than one of the units and many customers are serviced from more than one unit.

b.
The production processes for all products (regardless of where manufactured) are the same or similar in that they use metal or granite as a raw material, which is then converted to the end product by means of direct labor with similar skill characteristics and by metal-working machinery such as screw machines, milling machines, and grinding machines.

c.	The end users of the Company’s products, regardless of where manufactured) are the metal-working and construction trades, although the Company does not sell to them directly.
d.	The Company’s products are sold from its manufacturing units through a customer base of resellers, primarily industrial distributors.
e.	The Company and its individual units are not materially affected by the regulatory environment.

For these reasons, the Company believes it is appropriate to report on the basis of one reporting segment.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 27, 2008
13. Comment:
General

Please address the above comments in your interim filings as well.

Response:

The Company will apply the responses above in its future interim filings.

14. Comment:
Management’s Discussion & Analysis
Results of Operations, page 11

You state that you experienced the severity of the global economic recession during the quarter.  Please expand MD&A to provide a discussion of the expected future impact of recent economic events on your operations, financial position, and liquidity in addition to the current impact.  This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information.

Response:

The Company notes the comment and proposes the following disclosure for future filings:

In response to the downturn in sales volume, the Company has temporarily reduced salaries at certain domestic locations by 10% and has reduced hourly labor costs through shortened work weeks, layoffs and attrition.  This is expected to have an approximate $2.0 million impact per quarter on cost of sales and selling and administrative costs once full implementation takes effect.  Although recent order activity is down compared to historical levels, this decline is spread relatively proportionately across most of its customers.  The Company is guardedly optimistic that order activity will rebound over the next three quarters as inventory levels at the Company’s distributors decline and demand increases.  If this order activity rebounds, the Company does not anticipate any liquidity constraints given the adequacy of its working capital and its available credit line.  However, as indicated in the Company’s response to Comment 1, the unprecedented nature of the current economic downturn may create the need for additional cost reduction activities.

15. Comment:
Liquidity and Capital Resources, page 13

Please clearly identify each of your significant sources and uses of cash, including the portion of cash held in foreign locations and your ability to use this cash held in foreign locations.  Please also disclose how you determined that you have sufficient liquidity and resources to fund your operations in the near term based on these sources and uses and clarify what is meant by near term.  Please also discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.  When there are significant changes in the sources and uses of cash, please advise how you determined that the sources will continue to be sufficient to meet your needs.  For example, we note that at June 28, 2008 you appeared to have $9 million available on your line of credit whereas you only appear to have $4 million available as of December 27, 2008.  We also note that there was net cash provided by operating activities of $14.5 million for the 26 weeks ended December 29, 2007 compared to $3.4 million of net cash used in operating activities for the 26 weeks ended December 27, 2008 and that there was a decrease in working capital from June 28, 2008 to December 27, 2008.

Response:

The Company notes the comment and proposes the following disclosure for future filings:

The Fiscal 2009 quarter use of cash of $1.9 million was driven by a build up of inventories at locations throughout the world as the slowdown in production and sales caused a temporary build up of raw materials and finished goods.  Purchase activity has been adjusted and it is expected that inventory levels will decrease over the next three quarters.  Sufficient cash balances for operations are maintained at each location worldwide with 13% of consolidated cash maintained in foreign bank accounts, excluding UK accounts.  The balances in the UK banks are highly liquid and readily transferable to the U.S.  The current line of credit of $10 million is available to cover any cash needs for the next quarter.  The renewal of this line of credit is expected to allow the Company to increase the line of credit to $15 million, although the Company does not expect to require the use of more than $5 to $10 million of this line over the next three quarters based upon current cash flow projections.  Although the credit line is not currently collateralized, the Company has sufficient working capital to support a line of credit in excess of $15 million if collateralization was required.   Based on the Company’s projections for the next three quarters, it does not anticipate having to collateralize this line.

16.	Comment:

Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.

Response:

The Company notes the comment and proposes the following disclosure for future filings:

Anticipated Spending on Capital Expenditures
The Company anticipates spending on capital expenditures to range from $7 million to $9 million per year over the next three years primarily related to maintaining existing equipment at all global manufacturing locations.  No expansion of capacity is anticipated at this time.

DEFINITIVE PROXY STATEMENT FILED SEPTEMBER 17, 2008

17. Comment:
Compensation Discussion and Analysis, page 5

We note your disclosure in your Form 8-K dated January 16, 2009 that you entered into change in control agreements with your executive officers.  Please disclose the potential payments upon termination or change-in-control required by Item 402(j) of Regulation S-K.

Response:

Change of Control agreements with our executive officers were not entered into during fiscal 2008.  We believe the disclosure in the Form 8-K prepared under advice of legal counsel filed on January 16, 2009 fully complies with the requirements of Form 8-K.  We will disclose potential payments upon change-in-control required by Item 402(j) of Regulation S-K in our proxy statement filed at the end of this fiscal year.

18. Comment:

Your disclosure that you make compensation judgments based on “competitive compensation at companies of similar size and in similar fields” indicates that you have engaged in benchmarking of total compensation or material elements of compensation.  Please identify these companies or explain to us why your use of this data is not benchmarking.  See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

We do not use benchmarking.  The Company states under Compensation Philosophy that setting of compensation is not done by strict formula and is based on subjective judgment based on a number of factors.  One of these factors is to evaluate competitive compensation for companies of similar size and in similar fields through third party surveys which do not identify specific companies.  Comparisons are drawn by revenue size and industries served, i.e. manufacturing.

19. Comment:

Please quantify in dollars the target and actual corporate performance measures (e.g., sales and IBT) used by the compensation committee in determining to award cash incentive compensation to each of your executive officers.

Response:

We do not establish a dollar target for corporate performance measured in IBT.  The target is simply 4% of IBT as a percentage to net sales based on the Company’s audited financial statements.  Mr. Aspin is the only executive officer who is measured on a sales component with a corresponding target.  We believe it is prudent and in the best interest of the Company for competitive reasons not to disclose the sales target.

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Randall J. Hylek

The L. S. Starrett Company
By:  Randall J. Hylek
Treasurer and CFO

cc:           Kim O’Connor, Grant Thornton LLP
Steve Wilcox, Ropes & Gray LLP
John Storm, Ropes & Gray LLP